

November 15, 2010

Robert B. Dimond
Chief Financial Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, Minnesota 55440-0355

> **Re:**   **Nash-Finch Company**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **File No. 000-00785**

Dear Mr. Dimond:

We have reviewed your response letter and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Benefits, page 20

1. We note your response to comment one in our letter dated October 25, 2010. Please explain in greater detail why you would experience competitive harm as a result of disclosing your targets. We referred you to Question 118.04 of Regulation S-K Compliance & Disclosure Interpretations, which specifies that you "should use the same standard for evaluating whether target levels (and other factors or criteria) may be omitted as [you] would use when making a confidential treatment request under Securities Act Rule 406 or Exchange Act Rule 24b-2" (although you are not required to

submit a confidential treatment request). Your determination regarding competitive harm must be "based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. These standards have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh'g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff'd en banc, 975 F.2d 871 (D.C. Cir. 1992)." Please provide us with such a thorough and detailed analysis for each target that you use in connection with your compensation plans, including but not limited to Consolidated EBITDA, operating unit profitability, operational goals and RONA. Please address in your analysis the fact that some of your targets are disclosed in or derived from your publicly-available financial statements for now-expired fiscal years. In addition, we note your statement that you "will not be able to provide retrospective disclosures for LTIP and MDV Gain Share that have multi-year targets"; please explain why you believe that you are unable to disclose retrospective targets in connection with these plans, for example by describing the manner in which these plans utilize multi-year targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director